[MASSMUTUAL LETTERHEAD]

August 21, 2008

Mr. Mark A. Cowan

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Variable Life Separate Account 1

Variable Universal Life III

Initial Registration Statement on Form N-6

File Nos. 333-150916 and 811-08075

Dear Mr. Cowan:

This letter is an initial response to the Staff of the Securities and Exchange Commission comments provided in the letter of July 11, 2008 regarding the above referenced filing. Our responses to the Staff’s comments are provided directly after the comments, each of which is repeated in this letter for ease of reference. I appreciate your willingness to review our responses to the Staff’s comments prior to the filing of the pre-effective amendment.

1.	Fee Table (Pages 15 to 20)

a.	COMMENT: Please round all dollar amounts and percentages to the nearest hundredth. See General Instruction 1(a) to Item 3 of Form N-6.

RESPONSE: We rounded the dollar amounts and percentages to the nearest hundredth.

b.	COMMENT: Please clarify supplementally the circumstances under which the Insurance Charge would be zero. If the charge is presented as zero due to rounding to the nearest hundredth, the exact charge may be presented in the table to avoid the suggestion that there is no charge, which may be misleading.

RESPONSE: The Insurance Charge would not be zero. If the Additional Mortality Fee was zero that would mean that no additional mortality fee was applicable. The charge is presented in the table using rounding to the nearest hundredth or thousandth, as applicable, in the Additional Mortality Fees section.

c.	COMMENT: For the Insurance Charge and Additional Mortality Fees, please modify the presentation so that a reader may determine one charge from the other.

RESPONSE: This modification has been made separating out the Insurance Charge and the Additional Mortality Fees in a more distinct manner to make it clearer to the reader in determining one charge from the other.

d.	COMMENT: So as not to obscure the required information, for charges that vary by policy year and/or separate account value, please just show the maximum charge in the fee table. Further detail regarding variations in the Asset Charge, Face Amount Charge, and Loan Interest Rate Expense Charge may be shown in a footnote to the fee table. See Instruction 1(f) to Item 3 of Form N-6.

RESPONSE: These changes have been made showing the maximum charge in the fee table; changes have also been made to footnotes 4, 6 and 7 to the fee table for the detail regarding the variation in the Asset Charge, Face Amount Charge, and Loan Interest Rate Expense Charge.

e.	COMMENT: Please consider removing “All Policy Years” under the Amount Deducted column for the Administrative Charge as the additional text may create confusion concerning the charge that may be levied.

RESPONSE: This change has been made removing “All Policy Years”.

f.	COMMENT: Please indicate that footnote 8 also applies to the Face Amount Charge. Instruction 3(b) to Item 3 of Form N-1A.

RESPONSE: This change has been made adding the applicable footnote to the Face Amount Charge. Footnote number 8 has been renumbered as footnote number 9.

g.	COMMENT: If the charges for the Disability Benefit Rider and the Waiver of Specific Premium Rider determined by adding the two components together, please so indicate in the fee table.

RESPONSE: The charges for the Disability Benefit Rider are determined by adding the two components together so “Plus” has been added to the Fee Table. The charges for the Waiver of Specific Premium Rider are not determined by adding the two components together, but the charges are “the greater of” the two components or rates and so “The Greater of the” and “Or” has been added to the Fee Table.

2.	Dollar Cost Averaging Program (pp. 32-33)

COMMENT: The last sentence of the second paragraph of this section states “[t]he GPA is not a division of the Separate Account and is not eligible as a “from” division in our DCA program.” Please clarify or further explain a “from” division.

RESPONSE: We have clarified this language. What we mean, and what the clarified language more clearly states is that account value in the GPA cannot be transferred out of the GPA though the DCA program.

3.	Other Benefits Available Under the Policy (p. 43)

a.	COMMENT: Please clarify at the beginning of this section whether any of these riders are mutually exclusive, how many of these riders may be concurrently elected by a contractowner, and any negative consequences to having more than one rider in effect at the same time.

RESPONSE: We have added language to the beginning of this section entitled “Additional Benefits You Can Get By Rider” which (1) clarifies the riders that are mutually exclusive, (2) identifies the riders that may be concurrently elected by a contractowner, and (3) identifies the consequences to having more than one rider in effect at the same time. The consequence to having more than one rider in effect at the same time is an increase in the overall cost of the policy to the owner.

b.	COMMENT: Please specify which riders are subject to a one-time fee when the rider is exercised and which riders are subject to a periodic charge.

RESPONSE: This clarification has been made so that the riders that are subject to a one-time processing fee are identified, along with the riders that have charges deducted on a monthly basis.

4.	Face Amount Charge (p. 46)

COMMENT: Please disclose what may cause the face amount charge to vary during the first five coverage years.

RESPONSE: We have changed the contract language to specifically identify that the face amount charge is level for the first 2 consecutive years, then decreases to a lower charge for the next 3 years and then is discontinued. This face amount charge structure applies to all policies.

5.	Your Voting Rights (p. 53)

COMMENT: Please indicate whether any minimum number of votes must be received in order to have a quorum.

RESPONSE: We have added language stating that “There is no minimum number of votes required.”

6.	Part C – Exhibit Index

COMMENT: If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney “relates to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

RESPONSE: We will include in the pre-effective amendment filing, as an exhibit, a copy of the power of attorney which was included as part of the signature page to the Initial Registration Statement associated with this product. That power of attorney specifically authorized execution of “any and all amendments to this Registration Statement”.

7.	Financial Statements, Exhibits, and Other Information

COMMENT: Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

RESPONSE: The necessary financial statements, exhibits, and other information including the Tandy letter, are included with the pre-effective amendment filing.

8.	Tandy Representation

COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: MassMutual understands and acknowledges this comment. A Tandy letter will be included in the pre-effective amendment filing. We will also be filing a request for Acceleration pursuant to Rule 461 under the Securities Act of 1933, respectfully requesting acceleration of the effective date of the above referenced registration statement filing. Currently we are anticipating requesting an acceleration of the effective date to September 18, 2008.

In addition to the changes made in response to the Staff’s comments, non-material changes were also made for clarification purposes to the following sections of the prospectus and the SAI.

Prospectus (unless otherwise noted):Prospectus and SAI introductory sections – the effective date changed to September 18, 2008; initial Fund Listing, Investment Management Fee Table, and Underlying Fund selection – new share class information was added, a fund footnote date was updated, and a fund name change update was made; Table of Contents and Index of Special Terms – updated page numbers; Fee Tables – a few footnotes have been renumbered and based on the addition of the asset charge as a footnote, and a minor clarification to a footnote was made; Surrender Charge section – changed to clarify NY (prospectus and SAI impacted); Rider Charge section – numbers were changed to match Fee Table change (charges noted out to hundredth); and Asset Charge section – updated with current numbers.

SAI:

Table of Contents – Page numbers updated; Substitute of Insured Rider and Waiver of Monthly Charges Rider – language added for clarification; Commissions updated; and Experts and Financial Statements sections have been updated.

I appreciate your continuing attention to this filing. Please call me at 860-562-2442 or e-mail me at ccollins@massmutual.com, or fax: 860-562-6070 if you have any questions regarding this letter or the enclosures, or if you need additional information to complete your review of this filing.

Very truly yours,

/s/ Catherine Z. Collins
Catherine Z. Collins
Assistant Vice President & Counsel